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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 26 2016

Washington DC

SEC FILE NUMBER
8- 5 2257

16003850

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01 | 01 | 15_ AND ENDING _12 | 31 | 15_
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Glaucon Capital Partners, L.L.C._

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Carlton Drive
(No. and Street)

Mount Kisco   _NY_   _10549_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dawn D. Haye   _914 - 666-4788_
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eric J. Fernandez + Co.
(Name – if individual, state last, first, middle name)

895 West Main Street   _West Dundee_   _IL_   _60118_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Dawn D. Haye__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Glaucon Capital Partners, L.L.C.__ , as
of __December 31__ , 20__15__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__Member__
Title

_____
Notary Public

DAVID C SLOAN
Notary Public - State of New York
NO. 01SL6318303
Qualified In Putnam County
My Commission Expires Jan 26, 2019

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS
&
BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON THE EXEMPTION
PROVISIONS REQUIRED BY RULE 15c3-3(k)(2)(i) OF THE
SECURITIES AND EXCHANGE COMMISSION

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

We have reviewed management's statements, included in the accompanying Glaucon Capital
Partners, L.L.C's Exemption Report, in which Glaucon Capital Partners, L.L.C. ("the
Company") identified the following provisions of Rule 15c3-3(k) under which the Company
claimed an exemption from Rule 15c3-3(k)(2)(i) and the Company stated that the Company met
the identified exemption provisions throughout the most recent fiscal year without exception.
The Company's management is responsible for compliance with the exemption provisions and
its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and accordingly, included inquiries and other required
procedures to obtain evidence about the Company's compliance with the exemption provisions.
A review is substantially less in scope than an examination, the objective of which is the
expression of an opinion on management's statements. Accordingly, we do not express such an
opinion.

Based on our review, we are not aware of any material modifications that should be made to
management's statements referred to above for them to be fairly stated, in all material respects,
based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities
Exchange Act of 1934.

ERIC J. FERNANDEZ & CO.
Oakbrook Terrace, Illinois
January 27, 2016

895 West Main St.
West Dundee, IL 60118
Telephone 847/428-7400
Fax 847/428-0307

1 South 443 Summit, Suite 302
Oakbrook Terrace, IL 60181
Telephone 630/932-4880
Fax 630/932-9697

420 N. Front Street, Suite 202
McHenry, IL 60050
Telephone 815/344-7720
Fax 815/344-7773

www.ejfcpa.com

February 12, 2016

Glaucon Capital Partners, L.L.C.
Exemption Report Pursuant to Rule 17a-5(d)(4)

The undersigned, to the best of her knowledge and belief, states that:

1. Glaucon Capital Partners, L.L.C. has at all times during tis most recent fiscal year relied upon the exemption from Rule 15c3-3 provided by Rule 15c3-3(k)(2)(i); and

2. Glaucon Capital Partners, L.L.C. has at all times through its most fiscal year, without exception, met the exemption from Rule 15c3-3

Glaucon Capital Partners, L.L.C.

Dawn D. Haye
Member

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED
DECEMBER 31, 2015 AND 2014

CONTENTS



ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS
&
BUSINESS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

We have audited the accompanying statements of financial condition of Glaucon Capital Partners, L.L.C. (a Limited Liability Company) as of December 31, 2015 and 2014, and the related statements of income, members' equity, and cash flows for each of the years in the two-year period ended December 31, 2015. Glaucon Capital Partners, L.L.C.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glaucon Capital Partners, L.L.C. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

ERIC J. FERNANDEZ & CO.

Oakbrook Terrace, Illinois
February 12, 2016

895 West Main St.
West Dundee, IL 60118
Telephone 847/428-7400
Fax 847/428-0307

1 South 443 Summit, Suite 302
Oakbrook Terrace, IL 60181
Telephone 630/932-4880
Fax 630/932-9697

420 N. Front Street, Suite 202
McHenry, IL 60050
Telephone 815/344-7720
Fax 815/344-7773

www.ejfcpa.com

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2015 AND 2014

	2015	2014
CURRENT ASSETS:		
Cash	$ 126,405	$ 125,908
Accounts receivable	6,186	6,868
Prepaid expenses	8,088	8,873
Total current assets	140,679	141,649
Total assets	$ 140,679	$ 141,649
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 17,415	$ 11,424
Total current liabilities	17,415	11,424
Total liabilities	17,415	11,424
MEMBERS' EQUITY	123,264	130,225
Total liabilities and members' equity	$ 140,679	$ 141,649

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
REVENUES:		
Transaction fees, net of fee sharing	$ 1,181,500	$ 1,032,700
Retainer fees	21,464	60,000
Total revenues	1,202,964	1,092,700
EXPENSES:		
Registered representative	344,600	55,500
Professional fees	46,645	30,495
Travel and entertainment	38,385	50,326
Consulting	19,650	88,500
Regulatory fees	13,513	13,856
Filing fees and taxes	4,662	1,600
Internet and website	3,644	1,427
Insurance	605	605
Printing	172	842
Association dues and subscriptions	-	2,940
Office supplies and miscellaneous	(3,151)	3,928
Total expenses	468,725	250,019
Net income	$ 734,239	$ 842,681

The accompanying notes are an integral part of the financial statements.

3

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
BALANCE, BEGINNING OF YEAR	$ 130,225	$ 55,544
Add: Net income	734,239	842,681
	864,464	898,225
Less: Member distributions	(741,200)	(768,000)
BALANCE, END OF YEAR	$ 123,264	$ 130,225

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 734,239	$ 842,681
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Decrease in accounts receivable	682	(3,033)
(Increase) decrease in prepaid expenses	784	269
Increase (decrease) in accounts payable and accrued expenses	5,992	6,405
Total adjustments	7,458	3,641
Net cash provided by (used in) by operating activities	741,697	846,322
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members	(741,200)	(768,000)
Net cash provided by (used in) financing activities	(741,200)	(768,000)
NET INCREASE (DECREASE) IN CASH	497	78,322
Cash at beginning of year	125,908	47,586
CASH AT END OF YEAR	$ 126,405	$ 125,908

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. ## NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Glaucon Capital Partners, L.L.C. (the "Company") is a Delaware limited liability company formed in December 1999 for the purpose of conducting business as a broker/dealer in securities. The Company's primary activities include acting as a private placement agent for entities raising capital in the private debt and/or equity markets, advising entities in establishing or modifying bank credit facilities, and assisting owners of entities in change-of-control or minority interest transactions. The Company enters into engagement letters with its clients, which describe the services to be performed.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company promptly transmits all funds and securities, does not hold funds or securities for customers and effectuates all financial transactions between the broker or dealer and customers through designated bank accounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT BANKING

Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Such investment banking transaction fees are recorded at the time the transaction is completed and the income is reasonably determinable. The Company does not transact or hold any securities on behalf of its clients.

REVENUE RECOGNITION

The Company enters into individual contracts with each respective client. It is therefore the Company's policy to recognize revenue according to each individual contract agreement.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

6

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES

The Company has elected under the Internal Revenue Code to be a Limited Liability Company. The Partners of the Company are taxed on their proportionate share of the Company's taxable income.

The Company has adopted FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company will record a liability for uncertain tax positions when it is more likely than not a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on December 31, 2015 and 2014 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2012 through 2014 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers its accounts receivable, which are customer obligations incurred during the normal course of business, to be fully collectible; accordingly, no allowance for doubtful accounts is required.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $108,990 and a net capital requirement of $5,000 (or 6 2/3% of aggregate indebtness, whichever is greater). There was no material difference between the Company's net capital at December 31, 2015 as reported herein and the net capital reported by the Company in its FOCUS Report for the period ended December 31, 2015.

3. TRANSACTIONS WITH RELATED PARTY

The Company is 50% owned by Glaucon Capital, L.L.C. and 50% owned by an individual. The owners receive a consulting fee from the Company from time to time for special services rendered. For the years ended December 31, 2015 and 2014, $0 in consulting fees were paid to Glaucon Capital, L.L.C. Also, for the years ended December 31, 2015 and 2014, $5,250 and $9,000 in consulting fees were paid to an individual owner, respectively.

4. CONCENTRATIONS

The Company receives the majority of its revenues by providing specialized securities financing arrangements to a limited number of clients. For 2015, revenues generated from its top four clients represented 96% (33%, 27%, 20% and 16%) and for 2014, revenues generated from its top three clients represented 95% (43%, 31% and 21%) of the Company's total revenue.

5. SUBSEQUENT EVENTS

Subsequent events were evaluated through February 12, 2016 which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION



ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS
&
BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

We have audited the accompanying financial statements of Glaucon Capital Partners, L.L.C. as of and for the year ended December 31, 2015 and have issued our report thereon dated February 12, 2016, which contained an unqualified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. We have not performed any procedures with respect to the audited financial statements subsequent to February 12, 2016. The information contained in on the accompanying page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ERIC J. FERNANDEZ & CO.
Oakbrook Terrace, Illinois
February 12, 2016

895 West Main St.
West Dundee, IL 60118
Telephone 847/428-7400
Fax 847/428-0307

1 South 443 Summit, Suite 302
Oakbrook Terrace, IL 60181
Telephone 630/932-4880
Fax 630/932-9697

420 N. Front Street, Suite 202
McHenry, IL 60050
Telephone 815/344-7720
Fax 815/344-7773

www.ejfcpa.com

GLAUCON CAPITAL PARTNERS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Members' equity	$ 123,264
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	123,264
Add:	
Subordinated borrowings allowable in computation of net capital	-
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	8,088
Accounts receivable	6,186
Total non-allowable assets	14,274
Net capital total before haircuts	108,990
Haircuts on securities	-
Net capital	$ 108,990
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 17,415
Total aggregate indebtedness	$ 17,415
Computation of basic capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtness)	$ 1,161
Minimum dollar amount	$ 5,000
Amount required	$ 5,000
Excess net capital	$ 103,990
Aggregate indebtedness to net capital	15.98%

There is no material difference between the above computation and the Company's corresponding unaudited Part II of Form X-17 A-5 as of December 31, 2015.

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

AGREED-UPON PROCEDURES
RELATED TO SIPC
ASSESSMENT RECONCILIATION

YEAR ENDED
DECEMBER 31, 2015



ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS
&
BUSINESS CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO GLAUCON CAPITAL PARTNERS L.L.C.'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Glaucon Capital Partners, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Glaucon Capital Partners, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Glaucon Capital Partners, L.L.C.'s management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursement journal), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences (no adjustments noted);

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

895 West Main St.
West Dundee, IL 60118
Telephone 847/428-7400
Fax 847/428-0307

1 South 443 Summit, Suite 302
Oakbrook Terrace, IL 60181
Telephone 630/932-4880
Fax 630/932-9697

420 N. Front Street, Suite 202
McHenry, IL 60050
Telephone 815/344-7720
Fax 815/344-7773

www.ejfcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ERIC J. FERNANDEZ & CO.

Oakbrook Terrace, Illinois
January 27, 2016

GLAUCON CAPITAL PARTNERS, L.L.C.
DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT

FOR THE YEAR ENDED DECEMBER 31, 2015

Total revenue		$ 1,388,964
Additions:		
Other		-
	Total additions	-
Deductions:		
Other		-
	Total subtractions	-
SIPC net operating revenues		1,388,964
General assessment - .0025		$ 3,472

<u>Payments made</u>

June 30, 2015		$ 1,157
December 31, 2015		2,315
		$ 3,472